SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
             AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                               (Amendment No. 1)*

                              Pier 1 Imports, Inc.
                              ---------------------
                                (Name of Issuer)

                                  Common Stock
                                 --------------
                         (Title of Class of Securities)

                                    720279108
                                 --------------
                                 (CUSIP Number)

                            Stephen M. Schultz, Esq.
                     Kleinberg, Kaplan, Wolff & Cohen, P.C.
                   551 Fifth Avenue, New York, New York 10176
                               Tel: (212) 986-6000
                              --------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  June 6, 2007
                                ----------------
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [x].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.      NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY
                Elliott Associates, L.P.

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
        (a)[x]
        (b)[ ]

3.      SEC USE ONLY

4.      SOURCE OF FUNDS*
                WC

5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)          [ ]

6.      CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.      SOLE VOTING POWER
                2,368,901

8       SHARED VOTING POWER
                0

9.      SOLE DISPOSITIVE POWER
                2,368,901

10.     SHARED DISPOSITIVE POWER
                0

11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                2,368,901

12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES*         [ ]

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                2.7%

14.     TYPE OF REPORTING PERSON*
                PN

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.      NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                Elliott International, L.P.

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
        (a)[x]
        (b)[ ]

3.      SEC USE ONLY

4.      SOURCE OF FUNDS*
                WC

5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)          [ ]

6.      CITIZENSHIP OR PLACE OF ORGANIZATION
                Cayman Islands, British West Indies

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.      SOLE VOTING POWER
                0

8.      SHARED VOTING POWER
                3,553,353

9.      SOLE DISPOSITIVE POWER
                0

10.     SHARED DISPOSITIVE POWER
                3,553,353

11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                3,553,353

12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES*          [ ]

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                4.0%

14.     TYPE OF REPORTING PERSON*
                PN

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.      NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                Elliott International Capital Advisors Inc.

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
        (a)[x]
        (b)[ ]

3.      SEC USE ONLY

4.      SOURCE OF FUNDS*
                OO

5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)          [ ]

6.      CITIZENSHIP OR PLACE OF ORGANIZATION
                Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.      SOLE VOTING POWER
                0

8.      SHARED VOTING POWER
                3,553,353

9.      SOLE DISPOSITIVE POWER
                0

10.     SHARED DISPOSITIVE POWER
                3,553,353

11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                3,553,353

12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES*         [ ]

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                4.0%

14.     TYPE OF REPORTING PERSON*
                CO

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

This statement is filed with respect to the shares of the common stock, $1.00 par value (the "Common Stock"), of Pier 1 Imports, Inc. (the "Issuer"), beneficially owned by Elliott Associates, L.P. and its wholly-owned subsidiaries ("Elliott"), Elliott International, L.P. ("Elliott International"), and Elliott International Capital Advisers Inc. ("EICA" and collectively, the "Reporting Persons") as of June 6, 2007 and amends and supplements the Schedule 13D filed on April 9, 2007 (collectively, the "Schedule 13D"). Except as set forth herein, the Schedule 13D is unmodified.

ITEM 3.  Source and Amount of Funds or Other Consideration.

Elliott Working Capital                     $16,364,072

Elliott International Working Capital       $24,546,119

ITEM 5.  Interest in Securities of the Issuer.

     (a) Elliott owns 2,368,901 shares of Common Stock, constituting 2.7% of all of the outstanding shares of Common Stock. Elliott owns 525,589 of its 2,368,901 shares of Common Stock through its wholly-owned subsidiary, The Liverpool Limited Partnership, a Bermuda limited partnership.

     Elliott International and EICA beneficially own an aggregate of 3,553,353 shares of Common Stock, constituting 4.0% of all of the outstanding shares of Common Stock.

     Collectively, Elliott, Elliott International and EICA beneficially own 5,922,254 shares of Common Stock constituting 6.7% of all of the outstanding shares of Common Stock.

     (b) Elliott has the power to vote or direct the vote of, and to dispose or direct the disposition of, the shares of Common Stock beneficially owned by it.

     Elliott International has the shared power with EICA to vote or direct the vote of, and to dispose or direct the disposition of, the shares of Common Stock owned by Elliott International. Information regarding each of Elliott International and EICA is set forth in Item 2 of this Schedule 13D and is expressly incorporated by reference herein.

     (c) The transactions effected by the Reporting Persons during the past sixty (60) days are set forth on Schedule 1 attached hereto. All of the transactions set forth on Schedule 1 were effected on the New York Stock Exchange. No other transactions with respect to the Common Stock that are required to be reported on Schedule 13D were effected by any of the Reporting Persons during the past sixty (60) days.

     (d) No person other than Elliott has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by Elliott.

     No person other than Elliott International and EICA has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by Elliott International and EICA.

     (e) Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     Elliott, through The Liverpool Limited Partnership, is short 1,300 listed put contracts at a strike price of $7.50 per share. Elliott International is short 1,950 listed put contracts at a strike price of $7.50 per share.

                                   SIGNATURES

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information with respect to it set forth in this statement is true, complete and correct.

Dated:  June 7, 2007

        ELLIOTT ASSOCIATES, L.P.
        By: Elliott Capital Advisors, L.P., as General Partner
              By: Braxton Associates, Inc., as General Partner


                    By: /s/ Elliot Greenberg
                        ------------------------
                            Elliot Greenberg
                            Vice President


        ELLIOTT INTERNATIONAL, L.P.
        By:  Elliott International Capital Advisors Inc.,
                  as Attorney-in-Fact


                    By: /s/ Elliot Greenberg
                        ------------------------
                            Elliot Greenberg
                            Vice President

         ELLIOTT INTERNATIONAL CAPITAL ADVISORS INC.


         By: /s/ Elliot Greenberg
             ------------------------
                Elliot Greenberg
                Vice President

                                   SCHEDULE 1

     Transactions of the Reporting Persons Effected During the Past 60 Days

     The following transactions were effected by Elliott Associates, L.P.* during the past sixty (60) days:


                                                     Approx. Price per
                                Amount of Shs.       Share (excl. of
Date                  Security  Bought (Sold)        commissions)
----                  --------  -------------        ------------------


12-Apr-2007           Common      14,400               $7.711000
13-Apr-2007           Common      12,000               $7.548900
19-Apr-2007           Common       1,520               $7.740000
20-Apr-2007           Common       2,520               $7.709400
23-Apr-2007*          Common      29,680               $7.828600
24-Apr-2007*          Common      12,000               $7.761700
26-Apr-2007*          Common       7,360               $7.708000
30-Apr-2007*          Common      30,000               $7.623400
01-May-2007*          Common      16,000               $7.404800
03-May-2007*          Common       1,600               $7.429500
03-May-2007*          Common       7,600               $7.386300
04-May-2007*          Common       8,040               $7.380000
08-May-2007*          Common      20,000               $7.393500
09-May-2007*          Common      16,280               $7.560100
10-May-2007*          Common      20,000               $7.589900
11-May-2007*          Common      15,480               $7.510900
14-May-2007*          Common       4,520               $7.479300
18-May-2007*          Common      10,000               $7.390500
18-May-2007*          Common      23,000               $7.387200
21-May-2007*          Common      12,000               $7.411300
22-May-2007*          Common      10,000               $7.338700
22-May-2007*          Common       3,560               $7.410000
23-May-2007*          Common       2,000               $7.360000
24-May-2007*          Common       4,000               $7.330000
25-May-2007*          Common       9,460               $7.336700
29-May-2007*          Common      19,320               $7.304200
30-May-2007*          Common      10,440               $7.389700
31-May-2007*          Common       4,000               $7.510000
01-Jun-2007*          Common      10,000               $7.362000
04-Jun-2007*          Common      12,000               $7.432600
05-Jun-2007*          Common      19,440               $7.380300
05-Jun-2007*          Common      15,262               $7.354500
06-Jun-2007*          Common      51,347               $7.391100


*Represent transactions of Elliott effected through its subsidiary, The Liverpool Limited Partnership.

     The following transactions were effected by Elliott International during the past sixty (60) days:


                                                     Approx. Price per
                                Amount of Shs.       Share (excl. of
Date                  Security  Bought (Sold)        commissions)
----                  --------  -------------        ------------------

12-Apr-2007            Common     21,600               $7.711000
13-Apr-2007            Common     18,000               $7.548900
19-Apr-2007            Common      2,280               $7.740000
20-Apr-2007            Common      3,780               $7.709400
23-Apr-2007            Common     44,520               $7.828600
24-Apr-2007            Common     18,000               $7.761700
26-Apr-2007            Common     11,040               $7.708000
30-Apr-2007            Common     45,000               $7.623400
01-May-2007            Common     24,000               $7.404800
03-May-2007            Common      2,400               $7.429500
03-May-2007            Common     11,400               $7.386300
04-May-2007            Common     12,060               $7.380000
08-May-2007            Common     30,000               $7.393500
09-May-2007            Common     24,420               $7.560100
10-May-2007            Common     30,000               $7.589900
11-May-2007            Common     23,220               $7.510900
14-May-2007            Common      6,780               $7.479300
18-May-2007            Common     15,000               $7.390500
18-May-2007            Common     34,500               $7.387200
21-May-2007            Common     18,000               $7.411300
22-May-2007            Common     15,000               $7.338700
22-May-2007            Common      5,340               $7.410000
23-May-2007            Common      3,000               $7.360000
24-May-2007            Common      6,000               $7.330000
25-May-2007            Common     14,190               $7.336700
29-May-2007            Common     28,980               $7.304200
30-May-2007            Common     15,660               $7.389700
31-May-2007            Common      6,000               $7.510000
01-Jun-2007            Common     15,000               $7.362000
04-Jun-2007            Common     18,000               $7.432600
05-Jun-2007            Common     29,160               $7.380300
05-Jun-2007            Common     22,894               $7.354500
06-Jun-2007            Common     77,021               $7.391100
